Exhibit 99.1

Ellomay Capital Ltd. Announces 2015 Annual General Meeting of Shareholders

Tel-Aviv, Israel, May 14, 2015 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”) ”), an emerging operator in the renewable energy and energy infrastructure sector, today announced that it will hold its annual general meeting of shareholders (the “Meeting”) on Thursday, June 18, 2015, at 1:00 p.m., Israel time, at Ellomay's offices located at 9 Rothschild Boulevard, 2nd Floor, Tel-Aviv 6688112, Israel.

The agenda of the Meeting will be as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Hemi Raphael and Anita Leviant as directors;

2.	Reelection of Barry Ben Zeev as external director for an additional three-year term;

3.	Approval of terms of service of Barry Ben Zeev, the external director nominee;

4.
Approval of renewal and grant of indemnification undertakings, which include an undertaking to provide liability insurance, to current and future office holders who are deemed to be controlling shareholders;

5.	Approval of renewal and grant of exemption letters to current and future office holders who are deemed to be controlling shareholder;

6.	Approval of an increase to the coverage of our D&O liability insurance policy, including with respect to our current and future office holders who are deemed to be controlling shareholders;

7.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2015 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services; and

8.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2014.

Shareholders of record as of the close of business on May 19, 2015 will be entitled to vote at the Meeting or any adjournments thereof. The Company plans to mail a proxy statement that describes the proposals to be considered at the Meeting and a proxy card on or about May 20, 2015. The proxy statement and proxy card will also be furnished to the Securities and Exchange Commission on Form 6-K on or about May 14, 2015.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. However, the approval of the proposals under Items 2, 4 and 5 and of a portion of the proposals under Items 3 and 6 are required to comply with additional special “disinterested” voting requirements as set forth in the proxy statement. Item 8 does not require a shareholder vote.

As more fully described in the proxy statement, a portion of the resolution set forth under Item 6 on the agenda is exempt from the shareholders’ approval requirement under the Israeli Companies Regulations (Relief for Transactions with Interested Parties), 2000. However, one or more of the Company's shareholders holding at least 1% of the issued share capital or voting rights in the Company have the right to oppose such exemption in writing. Any opposition must be received by the Company no later than 14 days following the publication of this notice.

The Company knows of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with his or her respective discretionary authority and best judgment. Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company’s offices at the above address no later than May 29, 2015. Any position statement received will be furnished with the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov and on the websites of the Israel Securities Authority and Tel Aviv Stock Exchange at http://www.magna.isa.gov.il or http://www.maya.tase.co.il, respectively.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol “ELOM” and whose Series A Debentures are traded on the Tel Aviv Stock Exchange.  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 5.6MW of photovoltaic power plants in Spain and 85% of approximately 2.3MW of photovoltaic power plant in Spain; and

•
7.5% indirect interest, with an option to increase its holdings to 9.375%,  in Dorad Energy Ltd., which owns and operates Israel’s largest private power plant with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption. In April 2015 Ellomay provided a notice of exercise of a portion of the option that will increase its indirect interest in Dorad Energy Ltd. to approximately 9.2%.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes and limitations. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com